Contact

www.linkedin.com/in/cbarceloux
(LinkedIn)
www.livelyroot.com (Company)

Top Skills

Business Strategy
Entrepreneurship
Entrepreneurial Endeavors

Colin Barceloux

CEO at Lively Root
San Francisco Bay Area

Summary

Colin is currently the CEO of Lively Root, a rapidly growing online home and gardening eCommerce platform. Previously, Colin founded Axius, a venture-backed startup creating a platform for device management and cybersecurity in Smart Homes that went through StartX. Colin also founded Techmate (YC S16), an on-demand service for in-home tech support, and BookRenter.com, the very first textbook rental service. Colin started the company to address the high cost of educational materials and their impact on higher education affordability.

Before BookRenter.com, Colin helped grow Decide Interactive, one of the first bid management platforms for SEM. Colin holds a BS in Management Information Systems and a Minor in Information Technology from Santa Clara University and an MBA from Stanford's Graduate School of Business. Colin enjoys golfing, mountain biking, and spending time on his family's olive orchard. He is also an avid San Francisco Giants, Warriors, and 49ers fan.

Specialties: Online Marketing, Consumer Branding, Entrepreneurship, e-Tailing, Strategic Partnerships, Business Development

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Experience

Lively Root
Chief Executive Officer
January 2021 - Present (3 years)
San Diego, California, United States

paceline
Advisor
February 2020 - Present (3 years 11 months)
San Francisco Bay Area

StartX.

Mentor

February 2019 - Present (4 years 11 months)

San Francisco Bay Area

Techmate

8 years 9 months

Director

February 2018 - Present (5 years 11 months)

San Francisco Bay Area

Co-Founder

April 2015 - January 2018 (2 years 10 months)

San Francisco Bay Area

Loam Ridges Olive Oil

Owner

July 2015 - Present (8 years 6 months)

Orland, CA

Loam Ridges is a California Fresh Olive Oil. We grow, bottle, and distribute our Farm to Table Olive direct from our Family Farm in Orland, CA.

Wefunder

Entrepreneur In Residence

February 2020 - February 2021 (1 year 1 month)

San Francisco Bay Area

Axius

Chief Executive Officer

May 2017 - February 2020 (2 years 10 months)

San Francisco Bay Area

Axius provides monitoring, support, and cybersecurity for your Smart Home. We are alumni of Stanford's StartX accelerator program in Winter 16.

LE TOTE

Product Advisor

March 2013 - December 2018 (5 years 10 months)

San Francisco Bay Area

Worked with The Founders to help take their idea from concept to MVP. Post launch I worked with the founding team to scale the company via operations, marketing, and overall online and retail strategy.

Rafter, Inc.
Founder
May 2010 - September 2013 (3 years 5 months)
San Francisco Bay Area

Created the company from the initial concept of BookRenter.com to Rafter. Recruited the founding team and launched the first version of our website. Responsible for helping to scale the company in all departments and growing revenue. Lead responsibility over business development, partnerships, and corporate strategy.

BookRenter
Founder
August 2007 - September 2013 (6 years 2 months)
San Francisco Bay Area

The company was founded to address the high cost of educational materials and their impact on the accessibility of higher education. BookRenter has saved students more than a hundred million dollars on their textbooks.

24/7 Media
Senior Marketing Manager
January 2004 - July 2007 (3 years 7 months)
San Francisco Bay Area

One of the first hires outside of the founding team. Worked directly with all clients and helped them implement and manage our software. I was responsible for customer retention and the effectiveness of their campaigns. I also worked with product and engineering on customer feedback. We were later acquired by 24/7 Real Media.

Education

Stanford University Graduate School of Business
Master of Business Administration (MBA), Entrepreneurship/Entrepreneurial Studies · (2013 - 2015)

Y Combinator
 · (2016)

Santa Clara University
BSC, Management Information Systems and Services · (1999 - 2003)

Chaminade College Preparetory

High School Diploma, High School/Secondary Diplomas and Certificates · (1995 - 1999)